Exhibit 3.1
AMENDMENT TO THE AMENDED AND RESTATED
BY-LAWS OF GLOBAL TELECOM & TECHNOLOGY, INC.
     This Amendment to the Amended and Restated By-Laws (the “By-Laws”) is made and effective this 7th day of May, 2007 by Global Telecom & Technology, Inc., a Delaware corporation (the “Corporation”).
     WHEREAS, the By-Laws presently provide for a maximum of eight directors on the Corporation’s Board of Directors (the “Board”); and
     WHEREAS, the Board has determined that the maximum size of the Board should be increased from eight to nine directors;
     NOW, THEREFORE, the By-Laws are hereby amended by:
     1. striking the word “eight” as it appears in Section 2 of Article 3 of the By-Laws and substituting in its place the word “nine.”
     IN WITNESS WHEREOF, the Corporation has caused this Amendment to be executed as of the date first written above.

GLOBAL TELECOM & TECHNOLOGY, INC.

By: Name:	/s/ Michael R. Romano Michael R. Romano
Title:	Vice President, General Counsel & Corporate Secretary